EXHIBIT 3.1

CERTIFICATE OF CORRECTION

OF THE CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BANNIX ACQUISIUTION CORP.

Pursuant to the provisions of § 103(f) of the General

Corporation Law of the State of Delaware

FIRST: The name of the corporation is Bannix Acquisition Corp. (the “Corporation”).

SECOND: The Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on March 9, 2023.

THIRD: The Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation so filed incorrectly removed a provision relating to the actions to be taken by the Corporation in the event a Business Combination is not closed by the applicable deadline.

FOURTH: The Certificate of Amendment to the Amended and Restated Certificate of Incorporation is corrected so that Section 9.2(d) of Article IX shall read in its entirety as follows:

“In the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the Offering, the Sponsor may request that the Board extend the period of time to consummate an initial Business Combination by two additional 3 month periods (each, an “Extension Period”), for a total of 21 months to consummate an initial Business Combination (the “Deadline Date”); provided, that for each such Extension Period: (i) the Sponsor or its affiliates or designees has deposited into the Trust Account an amount equal to $600,000, or $690,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, up to an aggregate of $1,200,000 (or $1,380,000 if the underwriters’ over-allotment option is exercised in full), or approximately $0.20 per share; and (ii) there has been compliance with any applicable procedures relating to the Extension Period in the trust agreement and in the letter agreement, both of which are described in the Registration Statement, provided, further in the event that the Corporation has not consummated an initial Business Combination within 21 months from the closing of the Offering, the Board of Directors, in its discretion and without another stockholder vote, if requested by the Sponsor, upon five days prior written notice to the Corporation, may extend the Deadline Date by one month each on up to twelve occasions, up to an additional twelve months (each such month being part of the “Additional Extension Period”), but in no event to a date later than 31 months from the closing of the Offering or 33 months from the closing of the Offering in the event the Automatic Extension has been implemented (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open), provided that (i) for each one-month Extension Period the Sponsor (or its affiliates or its permitted designees) has deposited into the Trust Account an amount equal to the lesser of (x) $75,000 or (y) $0.07 for each Offering Share that is not redeemed by the last day immediately preceding such Additional Extension Period, in exchange for a non-interest bearing, unsecured promissory note. If the Sponsor requests the Extension Period or any Additional Extension Period,

as applicable, then the following applies: (A) the gross proceeds from the issuance of such promissory note referred to in (i) above will be added to the offering proceeds in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this Article IX; (B) if the Corporation completes its initial Business Combination, it will, at the option of the Sponsor, repay the amount loaned under the promissory note out of the proceeds of the Trust Account released to it or issue securities of the Corporation in lieu of repayment in accordance with the terms of the promissory note; and (C) if the Corporation does not complete a Business Combination by the Deadline Date, the Corporation will not repay the amount loaned under the promissory note until 100% of the Offering Shares have been redeemed and only in connection with the liquidation of the Corporation to the extent funds are available outside of the Trust Account. In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date or such applicable Additional Extension Period, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction this 8th day of February, 2024.

Bannix Acquisition Corp.

By:	/s/Douglas Davis
Name:	Douglas Davis
Title:	Chief Executive Officer